SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES THIRD QUARTER 2007 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
Unaudited Condensed Consolidated Statements of Cash Flows
SIGNATURES

2

This Form 6-K consists of:
The Announcement of third quarter 2007 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on November 7, 2007.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
THIRD QUARTER 2007 RESULTS
SHENZHEN, CHINA — November 7, 2007 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its financial results for the third quarter ended September 30, 2007.
Third Quarter 2007 Financial Highlights:
•	Total revenue increased by 45.5% over the third quarter of 2006 to RMB273.2 million (US$36.5 million) (1)
➢	Revenue from base station RF business increased 19.6 times over the third quarter of 2006 to RMB78.7 million (US$10.5 million)

➢	Revenue from wireless coverage products and services was RMB194.5 million (US$26.0 million), an increase of 5.8% over the third quarter of 2006
•	Gross profit was RMB107.6 million (US$14.4 million), an increase of 20.8% over the third quarter of 2006

•	Operating income was RMB46.2 million (US$6.2 million), an increase of 21.8% over the third quarter of 2006

•	Net income was RMB33.1 million (US$4.4 million), an increase of 7.8% over the third quarter of 2006

•	Diluted earnings per ADS(2) were RMB1.32 (US$0.18), an increase of 7.8% over the third quarter of 2006
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “I am pleased to report a strong third quarter, with 45.5% revenue growth over the same period of last year. This was driven by continued execution of our strategic initiative to develop our base station RF parts and components business, as well as further penetration in our wireless coverage business with China Mobile.”

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to US dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on September 30, 2007 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB7.4928. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2007, or at any other date.

(2)	Each ADS represents 25 of our ordinary shares.

“As more global base station equipment manufacturers start to procure base station RF parts and components in China, and leading domestic base station equipment manufacturers expand their businesses, the market for base station RF parts and components in China is demonstrating increasing promise. Developing a successful base station RF business is an important stage in the Company’s strategic development and we are proud that our base station RF business has become one of our key growth drivers. After two years of hard work, the Company is now a qualified supplier of RF parts and components to major domestic and global base station equipment manufacturers, such as Huawei, ZTE, Datang Mobile, TD-Tech, Siemens, and Alcatel. Most recently, the Company obtained additional large RF orders from two well-known domestic base station OEMs,” Mr. Gao continued.
“Our current RF offering largely comprises passive modules to domestic base station OEMs. We are working hard to build this offering in two ways: by extending our offering to include active modules, which will help to enhance our profitability; and by expanding geographically into global markets.”
“With respect to our wireless coverage business, revenue from China Mobile in the third quarter of 2007 increased by 89.3% compared to the preceding quarter, and 49.8% compared to the third quarter of 2006. This increase is driven by customer base growth from China Mobile and its accelerated investment in wireless coverage in the third quarter. However, revenue from China Unicom, China Telecom and China Netcom decreased year-over-year in the third quarter of 2007, mainly due to delayed investment from China Unicom and decreased investment from China Telecom and China Netcom.”
“For the fourth quarter of 2007, we have sufficient RF orders on hand, which we expect to drive revenue as our base station RF business continues to grow. In addition, as Chinese operators typically complete their annual capital expenditure by the end of each year, the fourth quarter is typically the peak season for our wireless coverage business. We expect that China Unicom will accelerate its investment in the fourth quarter, and revenue from China Mobile will continue to grow, which we believe will lead to revenue from wireless coverage business to increase in the fourth quarter of 2007,” Mr. Gao concluded.
Business Highlights
Base Station RF Parts and Components
●	The Company made a research and development breakthrough for cavity combiners technology and products. One of those newly developed combiners already passed customer testing and will start trial production. Compared to the traditional combiners, our new product has more advanced functionality and lower cost.

●	The Company also successfully developed WCDMA multiple-carrier-power-amplifier (MCPA) technologies, and advanced its position in the MCPA development industry.

●	The Company recently obtained large RF orders from two well-known domestic base station OEMs, and will provide GSM/CDMA/WCDMA base station filters to these customers. The

Company is already a major RF parts and components supplier for these two OEMs.

●	The Company’s new production facilities began operations in October 2007, which ensures the future production capacity expansion for base station RF business.
Wireless Coverage Products and Services
●	The Company made progress in further penetrating China Mobile’s market and growing customer base, which led to increased revenue from China Mobile in third quarter of 2007.

●	The TD-SCDMA expanded technique trial network construction was deployed in full scale and the Company recognized part of the TD-SCDMA revenue in the third quarter of 2007.

●	China Mobile accelerated its investment in wireless coverage, while China Unicom’s investment speed is still behind budget, and China Telecom and China Netcom reduced their investment in wireless coverage, which resulted in reduced revenue from the latter three in the third quarter of 2007.
Third Quarter 2007 Financial Results:
Revenue
Revenue in the third quarter of 2007 was RMB273.2 million (US$36.5 million), an increase of RMB85.5 million (US$11.4 million) from RMB187.7 million in the third quarter of 2006, representing a 45.5% year-over-year increase. This was primarily due to strong demand for the Company’s base station RF parts and components.
Revenue from base station RF parts and components increased by RMB74.9 million (US$10.0 million), from RMB3.8 million in the third quarter of 2006 to RMB78.7 million (US$10.5 million) in the third quarter of 2007. This was mainly attributable to strong demand from base station OEMs, ZTE Corporation and Huawei Technologies.
Revenue from wireless coverage products and services also increased by RMB10.6 million (US$1.4 million), from RMB183.9 million in the third quarter of 2006 to RMB194.5 million (US$26.0 million) in the third quarter of 2007. Due to our continued market share increase from China Mobile and its accelerated investment in the third quarter of 2007, revenue from China Mobile increased by RMB23.7 million (US$3.2 million) or 49.8%. However, revenues from China Unicom, China Telecom and China Netcom decreased compared with that of the third quarter of 2006, mainly due to delays in China Unicom’s wireless coverage investment and reduced capital expenditures on wireless coverage from China Telecom and China Netcom.

	Three Months Ended September 30,
	2006	2007			Year- over-
	Revenue	Revenue	Revenue	% of Total	Year
	(RMB’000)	(RMB’000)	(US$’000)	Revenue	Change

Wireless Coverage Products
China Mobile	47,612	71,311	9,517	26.1%	49.8%
China Unicom	95,026	74,491	9,942	27.3%	-21.6%
China Telecom	19,092	15,513	2,070	5.7%	-18.7%
China Netcom	9,736	8,374	1,118	3.1%	-14.0%
Overseas	4,470	5,918	790	2.2%	32.4%
Non-operators	7,973	18,888	2,521	6.9%	136.9%
Subtotal	183,909	194,495	25,958	71.2%	5.8%

Base Station RF Products
OEMs	3,820	78,719	10,506	28.8%	1960.7%

Total	187,729	273,214	36,464	100.0%	45.5%
Cost of Revenue
Cost of revenue was RMB165.6 million (US$22.1 million), compared to RMB98.7 million in the third quarter of 2006, representing an increase of RMB66.9 million (US$8.9 million), or 67.9%. The increase was primarily due to an increase in total revenue and a rapid increase in revenue contribution from lower-margin RF parts and components.
Operating Expenses
Total operating expenses increased RMB10.2 million (US$1.4 million), or 20.0%, from RMB51.2 million in the third quarter of 2006 to RMB61.4 million (US$8.2 million) in the third quarter of 2007. This was due to an increase in sales and distribution expenses and general and administrative expenses.
Research and development expenses slightly decreased by RMB0.6 million (US$0.08 million), or 4.3%, from RMB13.9 million in the third quarter of 2006 to RMB13.3 million (US$1.8 million) in the third quarter of 2007. The decrease was mainly due to improved efficiency of the Company’s research and development team.
Sales and distribution expenses were RMB33.6 million (US$4.5 million) in the third quarter of 2007, an increase of RMB7.7 million (US$1.0 million), or 29.8%, from RMB25.9 million in the third quarter of 2006. The increase was mainly attributable to strengthened marketing efforts with China Mobile and in overseas markets, which led to an increase of RMB2.4 million (US$0.3 million) in travelling expenses and an increase of RMB1.7 million (US$0.2 million) in administration expenses; other expenses, such as transportation, salary and compensation, and insurance also increased during the third quarter of 2007.
General and administrative expenses were RMB14.5 million (US$1.9 million) in the third quarter of 2007, an increase of RMB3.1 million (US$0.4 million), or 27.2%, from RMB11.4 million in the third quarter of 2006. The year-over-year increase was due to the increase of professional fees.
Other Expenses/Income
Total other expenses were RMB9.2 million (US$1.2 million) in the third quarter of 2007, compared to RMB2.3 million in the third quarter of 2006, an increase of RMB6.9 million (US$1.0 million). This was primarily due to decreased interest income and increased interest expenses and exchange loss.
Interest income was RMB2.5 million (US$0.3 million) in the third quarter of 2007, a decrease of RMB5.6 million (US$0.7 million), or 68.9%, from RMB8.1 million in the third quarter of 2006. This decrease is mainly due to a decrease in bank deposits as portions of the proceeds from the Company’s initial public offering were used to fund working capital and capital expenditure needs.
Interest expense increased from RMB4.1 million in the third quarter of 2006 to RMB8.4 million (US$1.1 million), an increase of RMB4.3 million, or 106.7%. This resulted from an increase in interest rates and bank loans.
Exchange loss amounted to RMB4.4 million (US$0.6 million) in the third quarter of 2007. This was primarily attributable to the portion of the proceeds from the Company’s initial public offering that were kept as bank deposits denominated in U.S. dollars, which suffered an exchange loss resulting from the appreciation of Renminbi against the U.S. dollar.
Grant income was RMB1.0 million (US$0.1 million) in the third quarter of 2007. These grants were awarded by the Chinese government to encourage research and development activities.
Earnings
Gross profit was RMB107.6 million (US$14.4 million) in the third quarter of 2007, an increase of RMB18.5 million (US$2.5 million), or 20.8%, from RMB89.1 million in the third quarter of 2006.
Gross margin was 39.4%, compared to 47.4% in the third quarter of 2006. The decrease in gross margin was primarily due to an increasing portion of lower-margin RF product sales in the overall product mix and a decrease in wireless coverage product unit pricing as a result of intense market competition.
Operating income was RMB46.2 million (US$6.2 million), an increase of RMB8.3 million (US$1.1 million), or 21.8%, from RMB37.9 million in the third quarter of 2006.
Net income was RMB33.1 million (US$4.4 million), an increase of RMB2.4 million (US$0.3 million), or 7.8%, from RMB30.7 million in the third quarter of 2006.
Diluted earnings per ADS were RMB1.32 (US$0.18) in the third quarter of 2007, an increase of

7.8% over the third quarter of 2006.
Balance Sheet
Total cash(1) decreased from RMB706.0 million as of December 31, 2006 to RMB418.5 million (US$55.9 million) as of September 30, 2007, a decrease of RMB287.5 million (US$38.4 million), or 40.7%. This decrease was mainly attributable to use of cash for the purchase of base station RF module production and research equipment, as well as other working capital payments. Cash and cash equivalents decreased to RMB205.3 million (US$27.4 million) as of September 30, 2007, from RMB467.4 million as of December 31, 2006. Pledged time deposits decreased by RMB25.4 million (US$3.4 million) to RMB213.2 million (US$28.5 million) as of September 30, 2007 from RMB238.6 million as of December 31, 2006.
Total accounts receivable(2) were RMB1,251.0 million (US$167.0 million) as of September 30, 2007, an increase of RMB234.2 million (US$31.3 million), or 23.0%, from RMB1,016.8 million as of December 31, 2006. This is mainly due to most of the revenue from RF parts and components booked in the third quarter of 2007 that has not yet entered into the collection period.
Inventory increased from RMB434.4 million as of December 31, 2006 to RMB599.9 million (US$80.1 million) as of September 30, 2007, an increase of RMB165.5 million (US$22.1 million), or 38.1%. This is primarily due to an increase in raw materials related to the expansion of production capacity for the base station RF parts and components and an increase in wireless coverage finished goods that are in the process of customer installation.
Total assets increased by RMB319.3 million (US$42.6 million), or 13.2%, from RMB2,415.8 million as of December 31, 2006 to RMB2,735.1 million (US$365.0 million) as of September 30, 2007. The increase was mainly attributable to increases in inventory, total accounts receivable, and property, plant and equipment.
Total liabilities increased by RMB321.0 million (US$42.8 million), or 37.0%, from RMB866.4 million as of December 31, 2006 to RMB1,187.4 million (US$158.5 million) as of September 30, 2007. The increase was mainly due to an increase in long-term debt to fund new production facilities construction and an increase in short-term bank loans for working capital needs.
Business Outlook
Due to promising development of domestic base station OEMs, the Company expects that demand for base station RF parts and components will increase in the fourth quarter of 2007. GrenTech believes it will benefit from continuing strong market demand, and its sufficient orders on hand will potentially lead to increased revenue for its RF business in the fourth quarter of 2007.
In addition, the Company believes that China Mobile, as the major investor in the wireless

(1)	Total cash = cash and cash equivalents + pledged time deposit

(2)	Total accounts receivable = accounts receivable, net + long-term accounts receivable coverage market in China, will accelerate its wireless coverage construction, and the deployment of the TD-SCDMA expanded commercial trial network will move into its peak season in the fourth quarter of 2007. China Unicom is also expected to increase its spending in wireless coverage in the fourth quarter of 2007. Therefore, the Company believes its revenue from wireless coverage will to increase in the fourth quarter of the year.
GrenTech estimates that revenue in the fourth quarter of 2007 will be in the range of RMB560 million to RMB585 million. This forecast reflects GrenTech’s current preliminary view, which is subject to change.
Conference Call and Webcast
The Company’s management team will conduct a conference call on November 8, 2007, at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong). A webcast of the conference call will be accessible on the Company’s website at www.grentech.com.cn
About China GrenTech
GrenTech is a leading radio frequency (“RF”) technology and product developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station equipment manufacturers. GrenTech is a qualified supplier of RF parts and components to six major base station equipment manufacturers such as Huawei Technologies, ZTE etc. For more information, please visit GrenTech’s website at www.grentech.com.cn.
Contacts

Investor Contact:	Investor Relations (US):
Dora Li, IR Director	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 8350 1796	+1 212 889 4350
lidongmei@powercn.com	GrenTech@Taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-rafferty.com	GrenTech@Taylor-rafferty.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators, in particular China Mobile, and base station OEMs; the risk that demand for base station RF parts and components will not continue to grow rapidly for whatever reason; the risk that the Company will not win the bid for China Mobile’s TD-SCDMA indoor wireless coverage equipment or any other bids it participates in whether due to pricing, product performance or other factors; risk that the telecommunication operators in China will not accelerate their capital expenditures on wireless coverage products and services; risks associated with large account receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry including the risk that the Company will continue to experience downward pressure of the pricing of its products; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products, uncertainty as to its ability to continuously develop and manufacture new RF technology and keep up with changes in RF technology; uncertainty as to the issuance of 3G licenses by the PRC governmental authorities; future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring; limitation on the Company’s production capacity for RF products; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statement contained in this press release and that may affect its prospects in general are described in the Company’s fillings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering, and its annual report on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
- FINANCIAL TABLES TO FOLLOW -

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2006 and September 30, 2007
(RMB and US$ expressed in thousands, except share and per share data)

	December	September 30,	September 30,
	31,2006	2007	2007
	RMB	RMB	US$
Assets
Cash and cash equivalents	467,423	205,319	27,402
Pledged time deposits	238,618	213,208	28,455
Accounts receivable, net	747,859	938,746	125,286
Inventories	434,406	599,898	80,063
Other current assets	60,101	64,353	8,590

Total current assets	1,948,407	2,021,524	269,796
Long-term accounts receivable	268,957	312,217	41,669
Other non-current assets	198,470	401,372	53,567

Total assets	2,415,834	2,735,113	365,032

Liabilities and shareholders’ equity
Short-term bank loans	336,050	436,050	58,196
Other current liabilities	530,385	601,328	80,254

Total current liabilities	866,435	1,037,378	138,450
Long-term debt	—	150,000	20,019

Total liabilities	866,435	1,187,378	158,469
Minority Interest	18,971	14,150	1,888
Total shareholders’ equity	1,530,428	1,533,585	204,675

Total liabilities and shareholders’ equity	2,415,834	2,735,113	365,032

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Income
For Three and Nine Months Ended September 30, 2006 and 2007,
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended Sept 30,			For Nine Months Ended Sept 30,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
Revenues	187,729	273,214	36,464	382,501	507,524	67,735
Cost of revenues	(98,659)	(165,634)	(22,106)	(195,951)	(304,312)	(40,614)

Gross profit	89,070	107,580	14,358	186,550	203,212	27,121
Research and development costs	(13,882)	(13,286)	(1,773)	(30,581)	(40,813)	(5,447)
Sales and distribution expenses	(25,905)	(33,636)	(4,489)	(76,649)	(94,089)	(12,557)
General and administrative expenses	(11,377)	(14,473)	(1,932)	(33,453)	(43,533)	(5,810)

Total operating expenses	(51,164)	(61,395)	(8,194)	(140,683)	(178,435)	(23,814)

Operating income	37,906	46,185	6,164	45,867	24,777	3,307
Interest income	8,108	2,525	337	14,728	6,757	902
Interest expense	(4,063)	(8,398)	(1,121)	(19,329)	(20,985)	(2,801)
Investment income	—	—	—	238	318	42
Exchange loss	(6,333)	(4,369)	(583)	(5,231)	(10,098)	(1,347)
Grant income	—	1,000	133	226	4,430	591

Total other expense	(2,288)	(9,242)	(1,234)	(9,368)	(19,578)	(2,613)

Income tax expense	(5,043)	(3,816)	(509)	(2,695)	(1,735)	(232)

Income before minority interests	30,575	33,127	4,421	33,804	3,464	462

Net income	30,737	33,122	4,421	34,431	4,484	598
Net income per share:
— Basic	0.05	0.05	0.01	0.06	0.01	0.001

— Diluted	0.05	0.05	0.01	0.06	0.01	0.001

Weighted average number of ordinary shares:
— Basic	625,000,000	625,000,000	625,000,000	570,959,676	625,000,000	625,000,000

— Diluted	625,000,000	625,000,000	625,000,000	582,417,582	625,000,000	625,000,000

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Nine Months Ended September 30, 2007
(RMB and US$ expressed in thousands)

	For Nine Months Ended September 30,
	2006	2007	2007
	RMB	RMB	US$

Net cash used in operating activities	(218,550)	(295,591)	(39,450)
Net cash used in investing activities	(213,100)	(196,495)	(26,225)
Net cash provided by financing activities	702,722	233,931	31,221
Effect of exchange rate changes on cash	—	(3,949)	(527)
Net increase / (decrease) in cash and cash equivalents	271,072	(262,104)	(34,981)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: November 8, 2007